

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Eric Seeton
Chief Financial Officer
Franchise Group, Inc.
109 Innovation Court, Suite J
Delaware, OH 43015

> **Re: Franchise Group, Inc.**
> **Form 10-K for the year ended December 25, 2021**
> **Filed on February 23, 2022**
> **File No. 001-35588**

Dear Mr. Seeton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction